Exhibit 107

Calculation of Filing Fee Tables

Form S-4

(Form Type)

Iwac Holding Company Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Newly Registered Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit		Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Ordinary Shares, par value US$0.0001 per share	457(f)(2)	24,900,000	$0.00033	(2)	$8,217.00	0.00015310	$1.26

Equity	Ordinary Shares, par value US$0.0001 per share	457(f)(1)	7,860,601	12.20	(3)	$95,899,332.20	0.00015310	$14,682.19

Equity	PubCo Warrants	457(g)	12,600,000	$—	(4)	$—	—	$—

Equity	Ordinary Shares issuable upon exercise of PubCo Warrants	457(c)	12,600,000	$0.0152	(5)	$191,520.00	0.00015310	$29.32

Total Offering Amounts						$96,099,069.00		$14,712.77
Total Fees Previously Paid								—
Total Fee Offsets								—
Net Fee Due								$14,712.77

(1)	Represents (i) up to 24,900,000 Ordinary Shares issuable to the shareholders of Btab Ecommerce Group, Inc. (“BTAB”); (ii) up to 7,860,601 Ordinary Shares issuable to the shareholders of Integrated Wellness Acquisition Corp (“IWAC”); (iii) 5,750,000 Ordinary Shares issuable to IWAC shareholders related to the common stock underlying IWAC public warrants; and (iv) 6,850,000 Ordinary Shares issuable to IWAC shareholders related to the common stock underlying IWAC private placement warrants.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended (the “Securities Act”). IWAC is registering ordinary shares solely in exchange for shares of BTAB and no cash consideration is being paid in this transaction. As of the filing date, BBTT ordinary shares are traded in OTC Markets OTCPK (“OTC”), which is not considered a recognized trading market for SEC fee calculation purposes, and it has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value per share ($0.001) of BBTT securities expected to be exchanged in connection with the business combination described herein, including the securities issuable upon the exercise of warrants.
(3)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. The proposed maximum aggregate is based on the average of the high and low prices of IWAC ordinary shares as quoted on the OTC on July [24], 2025, which was approximately $12.20 per share.
(4)	Consistent with the response to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations and pursuant to Rule 457(g) of the Securities Act, the registration fee with respect to the warrants have been allocated to the Ordinary Shares underlying the warrants and those Ordinary Shares are included in the total registration fee.
(5)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. The proposed maximum offering price per share is based on the average of the high and low prices of IWAC warrants as quoted on OTC on July [24], 2025, which was approximately $0.0152 per warrant.